Exhibit 99.1

Cazoo Announces First Quarter 2023 Financial Results

Record Retail GPU of £980 in Q1 2023 (over £1,200 in March)

Business restructuring complete

Strong cash position

●	Record Retail GPU of £980 in Q1, up 690% YoY, ahead of expectations
●	Achieved new record level of Retail GPU of over £1,200 in March
●	Q1 2023 revenue and retail unit sales in line with expectations
●	Gross profit of £14 million in Q1, up 367% YoY, with improved margins
●	Strong cash position with over £215 million as at the end of Q1 2023
●	FY 23 guidance reiterated as performance improvement continues

London and New York, April 27, 2023 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or “the Company”), the UK’s leading independent online car retailer, which makes buying and selling a car as simple as ordering any other product online, today announces its financial results for the three months ended March 31, 2023.

Paul Whitehead, Chief Executive Officer of Cazoo, commented, “I am very pleased with our performance in the first quarter of 2023. Our focus on unit economics, together with the restructuring changes, is starting to bear fruit as evident in the significant improvement in Retail GPU to £980 in Q1 2023. Whilst the broader economic environment remains challenging, demand was robust in the quarter and we sold 13,314 retail cars as our online proposition continues to resonate with consumers due to the selection, transparency and convenience of using our platform.

“We remain laser-focused on improving our unit economics, optimizing our fixed cost base and maximizing our cash runway. In Q1 2023, we delivered positive progress to further increase our Retail GPU with continued quarterly sequential growth in Retail GPU of 64% (up 690% YoY) and are very encouraged to have already achieved over £1,200 in March, which we set as our target for the full year.

“We are applying a more targeted approach to which vehicles we buy, guided by our proprietary data of their desirability, with a better selection of models available on our website driving better margins. During the quarter, a record 52.5% of buyers (up from 47.4% in Q1 2022) arranged financing directly through our platform entirely online, as we saw more applications together with better customer quality and higher acceptance rates. Reconditioning costs have continued to improve following the consolidation of our vehicle preparation centres and the relentless drive for greater efficiency from the team. We expect to see further progress across both these areas as well as across logistics spend and marketing effectiveness.

“Our cash position remains strong with £215 million1 of cash and cash equivalents and approximately £60 million of self-financed inventory. During the quarter, we took the difficult decision to reduce our headcount materially in order to optimize our fixed costs which resulted in c.£13 million of one-off costs. We expect to see a reduction in SG&A2 run rates of over £25 million per quarter by Q4 2023, representing over £100 million of annualised savings going into 2024. As we guided previously, the cash utilization rate is expected to reduce to approximately £30 million per quarter by the end of the year, and we anticipate finishing the year with between £110 million and £130 million of cash and between £15 million and £25 million of self-financed inventory. We reiterate our guidance for 2023 and remain fully focused on delivering profitable growth.”

[1]	The balance excludes £6.4 million of cash related to assets held for sale in relation to the announced sale of Cluno, as Cazoo has been paid for Cluno but the transaction has not yet completed with its balance sheet still being consolidated.
[2]	SG&A means Selling, General and Administrative expenses.

Summary Results

	Three months ended
	March 31,
	2023	2022[1]
	(unaudited)	(unaudited)	Change

Vehicles Sold	17,447	18,679	-7%
Retail	13,314	12,844	4%
Wholesale	4,133	5,835	-29%
Revenue (£m)[2]	247	279	-11%
Retail (£m)[2]	222	234	-5%
Wholesale (£m)	21	36	-42%
Other (£m)	4	9	-56%
Retail GPU (£)[3]	980	124	690%
Gross Profit (£m)	14	3	367%
Gross Margin (%)	5.8%	1.1%	+4.7 ppts
Cash and cash equivalents (£m)[4]	215	525	-58%

[1]	The Q1 2022 comparatives have been restated to exclude the EU segment which is treated as a discontinued operation.
[2]	“Retail revenue” excludes £nil of sales in Q1 2023 where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue (Q1 2022: £1 million). Retail revenue also comprises ancillary products, including financing and warranty. These amounts were previously included in “Other sales”. “Other sales” comprises revenue from walk-in servicing, subscription services, third-party reconditioning and the provision of data services. The comparatives for Q1 2022 have been restated for consistency.
[3]	Retail GPU (Gross Profit per Unit) is derived from UK retail and ancillary product revenues, divided by UK retail units sold (net of returns).
[4]	The balance excludes £6.4 million of cash related to assets held for sale in relation to the announced sale of Cluno, as Cazoo has been paid for Cluno but the transaction has not yet completed with its balance sheet still being consolidated.

First Quarter 2023 Financial and Strategic highlights

●	Revenue of £247 million in line with expectations
●	Retail units sold up 4% YoY, to 13,314 supported by strong momentum and inventory levels
●	Retail GPU up 64% QoQ to £980 (Q4 2022: £596) following focus on unit economics
●	Gross profit of £14 million, with a gross margin of 5.8% (Q4 2022: 1.3%)
●	Ancillary revenue per retail unit sold up 10% YoY to £708 due to the improvement in our proposition
●	Finance attachment rate further increased to 52.5% (Q4 2022: 51.5%)
●	Headcount and operational footprint rightsizing as part of Revised 2023 Plan complete
●	SG&A savings expected to flow through from Q2-Q3 2023
●	Cash & cash equivalents of £215 million[4] as of March 31, 2023 (December 31, 2022: £258 million)
●	Self-financed inventory of ~£60 million as of March 31, 2023 (December 31, 2022: ~£75 million)
●	Outlook for 2023 reiterated:
○	50,000-60,000 total unit sales, of which 40,000-50,000 Retail units
○	Full-year Retail GPU approaching £1,200
○	2023 Retail GPU exit rate approaching £1,500
○	Adjusted EBITDA of (£100) to (£120) million
○	Cash & cash equivalents at the end of 2023 of £110 to £130 million

Conference Call

Cazoo will host a conference call today, April 27, 2023, at 8 a.m. ET. Investors and analysts interested in participating in the call are invited to dial 1-877-704-6255, or for international callers, 1-215-268-9947. A webcast of the call will also be available on the investor relations page of the Company’s website at https://investors.cazoo.co.uk.

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell or finance a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE and is a publicly traded company (NYSE: CZOO).

Contacts

Investor Relations:

Cazoo: Anna Gavrilova, Head of Investor Relations, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell/Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan, the winddown of operations in mainland Europe, the revised 2023 plan, and other cost-saving initiatives; (2) reaching and maintaining profitability in the future; (3) global inflation and cost increases for labor, fuel, materials and services; (4) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (5) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (6) availability of credit for vehicle and other financing and the affordability of interest rates; (7) increasing Cazoo’s service offerings and price optimization; (8) effectively promoting Cazoo’s brand and increasing brand awareness; (9) expanding Cazoo’s product offerings and introducing additional products and services; (10) enhancing future operating and financial results; (11) achieving our long-term growth goals; (12) acquiring and integrating other companies; (13) acquiring and protecting intellectual property; (14) attracting, training and retaining key personnel; (15) complying with laws and regulations applicable to Cazoo’s business; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Reports on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) by Cazoo Group Ltd on March 30, 2023 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

3